Exhibit 99.14

Disclosure of Transactions in Own Shares

Paris, September 28, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 26 to September 27, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
26/09/22	568,588	46.880759	26,655,837.00	XPAR
26/09/22	156,786	46.869040	7,348,409.31	CEUX
26/09/22	49,148	46.871861	2,303,658.22	TQEX
26/09/22	49,618	46.886977	2,326,438.02	AQEU
27/09/22	553,924	47.752029	26,450,994.91	XPAR
27/09/22	148,001	47.733492	7,064,604.55	CEUX
27/09/22	49,071	47.764850	2,343,868.95	TQEX
27/09/22	58,289	47.743414	2,782,915.86	AQEU
Total	1,633,425	47.30963	77,276,726.83

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com